UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

Pharmacopeia Drug Discovery, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

7171EP101

(CUSIP Number)

Anthony Chrampanis

Landesbank Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+49 30 2456 1239

_________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 23, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-1(b)
☒ Rule 13d-1(c)
[	] Rule 13d-1(d)

CUSIP No. 7171EP101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Landesbank Berlin AG

IRS No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[	]
(b)	[	]

3.	SEC Use Only

4.	Citizenship or Place of Organization
Federal Republic of Germany

Number of	5.	Sole Voting Power: 1,507,000

Shares Bene-

ficially	6.	Shared Voting Power:

Owned by Each

Reporting	7.	Sole Dispositive Power:	1,507,000

Person with:

8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,507,000

10.         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (11)	5.1%

12.	Type of Reporting Person (See Instructions)	BK

Item 1(a) Name of Issuer:	Pharmacopeia Drug Discovery, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices: P.O. Box 5350, Princeton, New Jersey

Item 2(a) Name of Person Filing: Landesbank Berlin AG

Note: Landesbank Berlin AG is a wholly owned subsidiary of Landesbank Berlin Holding AG

Item 2(b) Address of Principal Business Office: Alexanderplatz 2, D-10178 Berlin, Germany

Item 2(c) Citizenship: German

Item 2(d) Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e) CUSIP Number: 7171EP101

Item 3. If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a: Inapplicable

Item 4. Ownership

(a) Amount beneficially owned: 1,507,000 shares

(b) Percent of class: 5.1

(c) Number of shares as to which Landesbank Berlin AG has:

(i) Sole power to vote or to direct the vote: 1,507,000

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition: 1,507,000

(iv) Shared power to dispose or to direct the disposition:

Item 5. Ownership of Five Percent or Less of a Class

Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Inapplicable

Item 8. Identification and Classification of Members of the Group

Inapplicable

Item 9. Notice of Dissolution of Group

Inapplicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2007

LANDESBANK BERLIN AG

By: /s/ Dirk Kipp
Name: Dirk Kipp
Title:	Managing Director

By: /s/ Anthony Chrampanis
Name: Anthony Chrampanis
Title:	Portfolio Manager